Mail Stop 4561   November 14, 2008

Mr. Michael C. Rechin
President and Chief Executive Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

By U.S. Mail and facsimile to (317)236-9907

> **Re: First Merchants Corporation**
> **Form S-4/A**
> **Filed November 6, 2008**
> **File No. 333-153656**

Dear Mr. Rechin:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Combined Consolidated Financial Information, page 64

1.   Please revise to delete income statement adjustment 21 as it is not appropriate to make adjustments to remove charges from the historical financial statements of the acquirer or the target. In lieu of making adjustments to the pro forma financial statements for this item, you may provide appropriate clarifying disclosure in the footnotes to the pro forma financial statements.

Recent Developments, page 101

2.   We note your disclosure that as a result of the merger agreement, an impairment analysis of goodwill was triggered. It appears that the merger agreement would have also triggered an impairment analysis of your core deposit intangibles under SFAS 144. Please tell us if you performed an impairment analysis on core deposit intangibles as a result of the merger agreement and, if you did, how you determined they were not impaired. If you did not perform an impairment analysis, tell us why you did not.

Critical Accounting Policies, page 104

Allowance for Loan Losses, page 104

3.   We note your disclosure that loss rates on consumer installment and residential mortgage loans are based on the average net charge-off estimated by category. Please tell us and revise your future filings the number or periods over which you develop these averages and how they consider the significant deterioration of mortgages in recent periods.

Asset Quality, page 119

4.   We note your disclosure that a substantial portion of the increase in non-performing loans was attributable to a single credit that you are closely monitoring. With a view toward providing greater transparency regarding this credit and its impact on the related statistics as disclosed at September 30, 2008, please provide us with quantified information on this credit, including the full amount of the credit, the amount identified as non-performing, and the amount of the allowance for loan losses attributable to it. Please provide us with the background and timeline associated with this credit. We note, for instance, the increase an in non-performing loans to total loans of approximately 76% with an increase in the allowance for loan losses to non-performing loans of approximately 33%.

Lincoln Bancorp and Subsidiary Financial Statements, beginning on page F-1

Note 2. Investment Securities, page F-35

5.   Please provide us and revise future filings to include a more detailed discussion of how you determined that your positions in corporate obligations where not other-than-temporarily impaired considering both the severity and duration of the unrealized loss at September 30, 2008.

Note 4. Disclosures About Fair Values of Assets and Liabilities, page F-37

6.   Please provide us and revise future filings to include an expanded discussion of the specific methods and assumptions you used to value your Level 2 and Level 3 assets. Refer to paragraphs 32(e) and 39 of SFAS 157.

First Merchants Corporation

Form 10-Q for the Period Ended September 30, 2008

Note 3. Disclosures About Fair Values of Assets and Liabilities, page 11

7.   Please provide us and revise future filings to include an expanded discussion of the specific methods and assumptions you used to value your Level 2 and Level 3 assets. Refer to paragraphs 32(e) and 39 of SFAS 157.

Note 4. Investment Securities, page 13

8.   We note the other-than-temporary impairment recognized on Federal Home Loan Mortgage Corporation preferred stock. Please tell us and revise future filings to clearly disclose your total investment in these securities. Discuss the facts and circumstances that resulted in the recognition of the impairment, clarifying why the third quarter was the appropriate period to recognize it.

9.   Please provide us and revise future filings to include a more detailed discussion of how you determined that your positions in marketable equity securities where not other-than-temporarily impaired considering both the severity and duration of the unrealized loss at September 30, 2008.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: David R. Prechtel
Bingham McHale LLP
2700 Market Tower
10 West Market Street
Indianapolis, Indiana 46204

David A. Butcher
Bose McKinney & Evans LLP
111 Monument Circle   Suite 2700
Indianapolis, Indiana 46204